June 3, 2011

Via Edgar

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Citizens South Banking Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 15, 2011 File No. 0-22971
Dear Mr. Webb:

The following are responses to the staff’s comment letter dated May 13, 2011, to Citizens South Banking Corporation (the “Company”).  For ease of reference the comments have been reproduced below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 10

1.
In future filings, please revise this section throughout to provide disclosure that is less generic to a large portion of the banking industry and more specific to your business.  In particular, we note your statement in the risk factor entitled “Events that negatively impact the real estate market…” on page 11 that a significant portion of your loan portfolio has real estate as collateral.  Please tell us what this percentage is.  In future filings, disclose this percentage in the discussion of your loan portfolio and any relevant risk factor.

Management response:  We will revise future filings to provide more Company-specific discussion in the “Risk Factors” section of our SEC filings.  At December 31, 2010, the Company had approximately 92% of its loan portfolio secured by real estate.  This percentage will be disclosed in future filings.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation Asset Quality, page 35

2.
We note your disclosure that certain restructurings or loan modifications are not considered troubled debt restructurings.  Please describe and quantify to the extent possible the types of modifications performed and explain your rationale for not classifying them as TDRs.

Management Response:  The Company designates certain loan restructurings or modifications as TDRs when it grants a concession, for economic or legal reasons, related to the borrower’s financial condition, that it would not otherwise consider.  At December 31, 2010, the Company’s TDRs amounted to 32 loans totaling $7.4 million.  This amount was disclosed in the filing.

Also, in the normal course of business, the Company will make loan restructurings or modifications to borrowers for reasons unrelated to the borrower’s financial condition.  These restructurings or modifications are made based on the prevailing interest rates and terms offered to other borrowers for similar types of loans at the time of the modification.  There are a number of reasons that we accommodate a customer in modifying the terms of their performing loan.  For example, a borrower may have a performing loan that has a fixed interest rate that is higher than the current market interest rates.  As a result, that borrower is able to refinance its Citizens South Bank loan with another financial institution at a lower interest rate.  Rather than lose a performing loan to a credit-worthy borrower, we would offer to modify the interest rate to current market levels.  These loans are not reported separately for any internal or regulatory reports, so we do not maintain data regarding the outstanding number and amount of these modified loans.

3.	Please tell us and disclose in future filings your policy regarding how may payments the borrower needs to make on restructured loans before returning loans to accrual status.

Management response:  TDRs are returned to accrual status when the borrower has demonstrated sustained repayment performance in accordance with the modified terms and the remaining balance is reasonably assured of repayment in accordance with the modified terms.  The number of payments needed to meet these criteria varies from loan to loan.  However, as a general rule, most loans should be able to meet these criteria with the payment of six consecutive regularly scheduled monthly payments.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

Item 8. Financial Statements and Supplementary Data Statement of Cash Flows, page 53

4.
It appears that you have historically classified cash flows related to loans held-for-sale at inception or subsequent to origination as investing cash flows.  ASC 230-10-45-21 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are acquired specifically for resale.  Please revise your Statements of Cash Flows in future filings to present as operating activities the cash flows related to the origination, acquisition and sale of loans for which you had the intent to sell when the loan was originated.  Show us what your disclosure will look like in your response.

Management response:   The December 31, 2010, Consolidated Statements of Cash Flows the Company reported a $4.0 million net increase in loans held-for-sale as an investment activity rather than an operating activity.  Future cash flow statements will be revised to correctly classify cash flows related to loans held-for-sale as an operating cash flow.  Prior to 2010, the Company did not have any loans held-for-sale.  A sample of the revised cash flow statement is attached.

Notes to Consolidated Financial Statements

Note 4 – Investment Securities, page 62

5.
We note that you adopted FSP FAS 115-2 during 2009.  Please revise future filings to include the assertions required by ASC 320-10-35 regarding your other than temporary impairment policy.  Specifically, indicate whether you will more likely than not be required to sell the security before the recovery of its amortized cost basis (for example, whether cash or working capital requirements or contractual or regulatory obligations indicate that the security will be required to be sold before a forecasted recovery occurs.)  Additionally, please confirm that you applied these assertions when evaluating other-than-temporary impairment for your available for sale securities portfolio in the periods presented.

Management response:  We will include assertions required in ASC 320-10-35 regarding our other than temporary impairment policy in our future filings.  We also confirm that we did apply these assertions when evaluating other-than-temporary impairment for our available for sale portfolios for the periods presented.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

Note 5 – Loans, page 65

6.
We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Management response:  The loan classes that are presented in the disclosures are consistent with the internal management reports that are used to assess and monitor the risk and performance of the portfolio.  In accordance with the guidance cited above, we segregated land and development loans from other commercial real estate and consumer real estate from other consumer loans.  In management’s opinion, the presentation of these two additional loan classes provided a better understanding of the risk in the Company’s loan portfolio.  As we grow, we will continue to provide more disaggregation of our loan portfolio segments.

7.	Please tell us and revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

Management response:  One-to-four family residential – This portfolio primarily consists of loans secured by properties in the Bank’s normal lending area.  The Bank originates fixed and adjustable rates for terms of 10 to 30 years, including conventional and jumbo loans.  These loans generally have an original loan-to-value ratio (“LTV”) of 80% or less.  Those loans with an initial LTV of more than 80% typically have private mortgage insurance to protect the Bank.  Multifamily residential – This portfolio is moderately seasoned and is generally secured by properties in the Bank’s normal lending area.  These loans generally have an initial LTV of 75% and an initial debt service coverage ratio of 1.2x to 1.0x.  Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downturn.  These loans are located in the Bank’s normal lending area and had an initial LTV of 80%.  Approximately 59% of these loans are secured by residential properties and 41% are secured by commercial properties.  Land and development – This category includes raw undeveloped land and developed residential lots held by builders and developers.  Generally, the initial LTV for raw land was 65% and the initial LTV for developed lots was 90%.  Given the significant decline in value for both developed and undeveloped land due to reduced demand, this portfolio possesses an increased level of risk compared to other loan categories.  Other commercial real estate – This portfolio consists of nonresidential improved real estate which includes shopping centers, office

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

buildings, etc.  These loans typically had an initial LTV of 75% and an initial debt service ratio of 1.2x to 1.0x.  These properties are generally located in the Bank’s normal lending area.  Decreased rental income due to the economic slowdown has caused some deterioration in values.  As a result this category of loans has a higher than average level of risk.  Consumer real estate – This category includes home equity lines of credit (“HELOC”) and loans secured by residential lots purchased by consumers.  The HELOCs generally had an adjustable rate tied to prime rate and a term of 15 years.  The HELOCs initially had an LTV of up to 85%.  The residential lot loans typically had a term of five years or less and were made at an initial LTV of up to 90%.  Given the declining value of residential properties over the past several years, these loans possess a higher than average level of risk of loss to the bank.  Commercial business – These loans include loans to businesses that are not secured by real estate.  These loans are typically secured by accounts receivable, inventory, equipment, etc.  Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.  This category of loans sustained lower than average losses in 2010.  Other consumer - These loans are either unsecured or secured by automobiles, marketable securities, etc.  They are generally granted to local customers that have a banking relationship with our Bank.  The loss history for this category of loans has been lower than average.

This information will be disclosed in future filings.

8.	Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.

Management response:  We will revise future filings to describe our policy for charging off uncollectible receivables by loan portfolio segment.

9.
Please tell us and revise your future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each portfolio segment.  Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Management response:  The balance of our allowance for loan losses and the recorded investment of our loan portfolio by impairment method for each loan portfolio segment is attached.  We will revise future filings to include this information.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

10.
Please tell us and revise your future filings to disclose a description of your credit quality indicators, the date or range of dates in which the information was updated for each credit quality indicator, and provide qualitative information on how your internal risk ratings relate to the likelihood of loss.  Refer to ASC 310-10-50-29(a) and (c), and ASC 310-10-50-30 for guidance.

Management response:  As part of the Company’s on-going monitoring of its loan portfolio, the Company uses a credit risk grading system as its primary credit quality indicator.  All of the Company’s credit risk grades were reviewed and modified between April 2010 and June 2010.  These credit quality indicators are as follows:

Pass (Not Criticized) – These loans range from minimal credit risk to lower than average, but still acceptable, credit risk.

Special Mention – These loans have potential weaknesses that deserve management’s attention.  If left uncorrected, these potential weaknesses could result in deterioration of the repayment prospects for the loan at some future date.

Substandard – These loans have one or more well-defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – These loans have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss.

Loss – These loans are considered uncollectible and of such little value that continuance as an asset of the Company is not warranted.

Net charge-offs to average non-covered loans totaled 1.88% for 2010.  All of these loans were assigned a passing grade at the time of origination.  However, as these loans aged and the economy deteriorated, potential weaknesses became evident to management which resulted in a downgrade to special mention.  As the weaknesses on these loans were not corrected and additional weaknesses are found, most of the loans were downgraded to substandard.  Generally, when a loan is classified as substandard management will obtain a valuation estimate on the collateral and make any necessary charge-offs.  If a loss is anticipated, but the valuation of the collateral is undetermined, then the loan would be downgraded to doubtful until a supportable valuation is obtained which would result in a charge-off.

Future filings will be revised to include the discussion above.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

Note 13 – Income Taxes, page 74

11.
Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets.  Specifically detail the positive and negative evidence used to support your decision.  Refer to guidance starting at ASC 740-10-30-16.

Management response: The response to this comment is being submitted supplementally pursuant to a confidential treatment request.

Note 17 – Fair Value Measurements, page 80

12.
Please tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Further, please describe in detail the adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Management response:  Generally, appraisal reports are obtained on collateral dependent loans: 1) prior to loan origination (all loans); 2) prior to renewal (nonresidential loans); and 3) when needed to determine if an impairment exists on an existing loan (nonresidential loans).   As such, the age of the appraisal reports vary in each of the loan category portfolios based primarily on the age of the loans in the portfolio and the quality of the loans in the portfolio. Appraisal reports that are obtained for purposes of measuring for impairment are adjusted to reflect estimated disposition costs in arriving at the estimated fair value used to measure impairment. These adjustments generally range from 10% for one-to-four family residential loans to 15% for all other real estate loans. Since we obtain new appraisal reports on troubled loans that need to be evaluated for impairment, management believes that with respect to the remaining portfolio, which primarily consists of older performing loans (which may have older appraisal reports, but have also been amortizing the existing principal balances over time) and newer loans (which have updated appraisal reports), no material adjustments are needed in the fair value estimates of the Company’s loan portfolio for this purpose.  This practice also applies to the Company’s determination of the adequacy of loan loss reserves.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned at (704) 884-2263, or to our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ Gary F. Hoskins
Gary F. Hoskins
Executive Vice President and
Chief Financial Officer

Enclosures
cc:	Kim S. Price, President and Chief Executive Officer
Ned Quint, Esq.

ATTACHMENT - ITEM 4

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009, and 2008

	2010	2009	2008
(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$8,639	$(30,007)	$3,135
Reconciliation of net income to net cash provided by operating activities:
Provision for loan losses	14,050	10,980	3,275
Depreciation of premises and equipment	1,254	1,026	1,112
Goodwill impairment charge	-	29,641	-
Impairment of securities	435	754	468
Deferred income tax expense (benefit)	4,058	(1,273)	(974)
Gain on sale of investment securities available for sale	(349)	(2,198)	(284)
Loss on sale of other assets	490	285	120
Gain on acquisition	(19,679)	-	-
Valuation adjustment on other real estate owned	1,382	338	-
Net purchase accounting adjustments - discount accretion	20,299	-	-
Net increase in loans held for sale	(4,034)	-	-
Deferred loan origination fees	81	41	109
Amortization of intangible assets	517	314	512
Allocation of shares to the ESOP	50	63	138
Stock-based compensation expense	99	106	71
Vesting of shares issued for the RRP	316	331	342
Decrease in accrued interest receivable	610	179	645
Increase in other assets	(4,216)	(8,397)	(1,730)
Decrease in other liabilities	(1,425)	(3,399)	(1,433)
Net cash provided by (used in) operating activities	22,577	(1,216)	5,506

Cash flows from investing activities:
Net (increase) decrease in loans made to customers	25,203	6,630	(68,234)
Proceeds from sales of investment securities available for sale	43,302	69,349	31,692
Proceeds from sales of premises and equipment	1	815	330
Proceeds from sales of other real estate owned	5,955	2,418	537
Proceeds from maturities/issuer calls of securities available for sale	12,198	23,352	16,695
Proceeds from maturities/issuer calls of securities held to maturity	43,874	36	-
Purchases of investment securities available for sale	(56,139)	(33,591)	(40,740)
Purchases of securities held to maturity	(48,773)	(32,415)	-
Net cash received in acquisition of Bank of Hiawassee	95,058	-	-
(Purchase) redemption of FHLB stock	682	644	(557)
Purchases of premises and equipment	(9,396)	(445)	(362)
Net cash provided by (used in) investment activities	111,965	36,793	(60,639)

Cash flows from financing activities:
Net increase (decrease) in deposits	(51,109)	27,857	(9,277)
Cash dividends paid to common stockholders	(1,279)	(1,535)	(2,510)
Cash dividends paid to preferred stockholders	(1,025)	(1,034)	(54)
Issuance of common stock	14,040	-	-
Repayment of borrowed money	(27,504)	(17,766)	28,081
Increase in advances from borrowers for insurance and taxes	54	24	15
Net cash provided by (used in) financing activities	(66,823)	7,546	35,451

Net increase (decrease) in cash and cash equivalents	67,719	43,123	(19,682)
Cash and cash equivalents at beginning of year	53,180	10,057	29,739
Cash and cash equivalents at end of year	$120,899	$53,180	$10,057

Supplemental non-cash investing activity:
Foreclosed loans transferred to other real estate owned	$15,846	$5,222	$2,379

ATTACHMENT - ITEM 9

Citizens South Banking Corporation
Loan Impairment Evaluation

	Allowance for loan losses
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Dollars in thousands)

Real estate:
One-to-four family residential	$100	$400	$500
Multifamily residential	-	200	200
Construction	-	1,000	1,000
Land and development	250	1,250	1,500
Other commercial real estate	500	3,724	4,224
Consumer real estate	-	1,500	1,500
Total real estate	850	$8,074	$8,924
Commercial business	250	2,250	2,500
Other consumer	-	500	500
Total allowance for loan losses	$1,100	$10,824	$11,924

	Recorded Investment
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Dollars in thousands)

Real estate:
One-to-four family residential	$1,864	$99,150	$101,014
Multifamily residential	-	20,674	20,674
Construction	-	20,214	20,214
Land and development	8,820	54,067	62,887
Other commercial real estate	9,161	225,322	234,483
Consumer real estate	-	109,194	109,194
Total real estate	19,845	528,621	$548,466
Commercial business	287	34,706	34,993
Other consumer	-	5,475	5,475
Total loans not covered by FDIC loss-share agreements	$20,132	$568,802	$588,934